Exhibit 1

SUMMARY AND OUTLOOK	Year End Profit Announcement 2008

1                                      PRESS RELEASE AND OUTLOOK

30 October 2008

WESTPAC DELIVERS ROBUST FULL YEAR RESULT

Highlights: (All comparisons are with 2007 full year result)

•                       Cash earnings of $3,726 million, up 6%

•                       Net profit of $3,859 million, up 12%

•                       Cash earnings per share of 198.3 cents, up 5%

•                       Economic profit of $2,779 million, up 3%

•                       Revenue up 10% on a cash basis

•                       Second half dividend of 72 cents fully franked, bringing total dividend to 142 cents, up 8%

•                       Return on equity (cash basis) down 150 basis points to 22.3%

•                       Expense to income ratio (cash basis), down 110 basis points to 43.9%

Full Year Profit Result

Westpac Banking Corporation today announced cash earnings of $3,726 million, up 6% for the 12 months ended 30 September 2008. After including significant items, net profit after tax was up 12% to $3,859 million for the 12 months.

Westpac announced a fully franked final dividend of 72 cents, bringing the total dividend for the year to 142 cents, an increase of 8%.

Westpac Chief Executive Officer, Gail Kelly said Westpac had delivered a robust result despite the unprecedented dislocation in global banking and more difficult economic environment.

“This result shows the strength and resilience of our franchise and our ability to support our customers as demonstrated through strong volume growth and increased market share. I am particularly pleased with the second half performance, with cash earnings up 3% compared to the first half, revenue up 5% and expenses held to a 2% increase.

“The strength of our AA rating and our prudent approach to managing the business over the long term has positioned Westpac well. Our conservative balance sheet, diversified funding base and strict risk disciplines, have not only helped deliver profitable growth, but put us in a strong position to meet the challenges ahead,” Mrs Kelly said.

“As a result, we have been able to focus on our customers and our next stage of growth.  Central to this has been establishing a new customer-focused strategic agenda, designed to align our people, processes and products around the needs of our customers.

“The merger with St.George provides us with a unique opportunity to accelerate and enhance this important work,” Mrs Kelly said.

Result Highlights

Revenue rose 10% to $11.1 billion, comfortably above a 7% increase in expenses.  This reduced our expense to income ratio by 110 basis points to 43.9%.

i

SUMMARY AND OUTLOOK	Year End Profit Announcement 2008

Strong loan and deposit growth from all Australian customer segments underpinned the profit result. Aggregate credit growth in our Australian businesses was 13% compared to system credit growth of 10%.

The quality of Westpac’s balance sheet remains sound despite the economic slowdown. However, reflecting our cautious approach to the domestic economic environment we have increased Westpac’s provisioning coverage. Our total provisions to risk weighted assets have increased to 111 basis points at 30 September 2008 compared to 100 basis points at March 2008.

There has been an increase in impairment charges to $931 million. Institutional impairment charges rose by $201 million from a small number of single name exposures, predominantly in the first half. Increased impaired loans in the small and medium-sized business sectors in Australia and New Zealand also contributed to the higher impairment charges. There was also a modest increase in consumer delinquencies, primarily in New Zealand.

Given the increase in earnings, Westpac ended the year strongly capitalised with a Tier 1 ratio of 7.8%, up from 7.4% in March.  To further boost its capital position, Westpac will fully underwrite its dividend reinvestment plan for the final dividend, and introduce a discount of 2.5% on the shares issued under the plan.  This initiative, considered prudent in the current environment, will enhance our ability to support our customers and provide flexibility in light of our proposed merger with St.George.

Significant items

As previously disclosed, Westpac has commenced an investment and restructuring programme aimed at redesigning product processes and operations to better support our customers and enhance efficiencies, at a cost of $323 million ($226 million after tax). These costs are non-recurring and have been treated as a cash earnings adjustment. Other significant items are the partial sale of BT Investment Management Limited which provided a post tax gain of $86 million and a $205 million post tax gain on the Visa Inc. Initial Public Offering.

Strategy and Merger

This year also saw Westpac redefine its strategy, adopting a more customer-centric approach.  Areas of focus include driving a stronger customer culture with clear segment strategies, strengthening our distribution, improving the quality and efficiency of our operations and upgrading our technology capability.  We are also focused on operating as ‘One Westpac’ in order to deliver integrated solutions from across the group to meet customers’ needs.

The merger with St.George complements this strategic agenda by enhancing our distribution capabilities, ensuring greater diversity and choice of products for both Westpac and St.George customers and by providing shareholders and customers with a stronger financial institution. The merger is expected to be completed on 1 December this year, pending St.George shareholder approval of the transaction and Federal Court approval.  Joint integration planning is well underway.

Business Unit Performance

Cash earnings (A$ millions)	Full Year 2008	Full Year 2007	% Change
Consumer Financial Services	913	839	9
Business Financial Services	1,085	979	11
Westpac Institutional Bank	566	588	(4)
BT Financial Group	389	442	(12)
New Zealand (NZ$)	484	457	6
Pacific Banking	93	80	16

SUMMARY AND OUTLOOK	Year End Profit Announcement 2008

Mrs Kelly said the operational performance of all business units was sound with solid momentum throughout the year. “Overall this year the Group has benefited from the strength of our well diversified set of businesses.”

•                  Consumer Financial Services (CFS) solid cash earnings growth was driven by strong growth in mortgages and deposits.

•                  Business Financial Services (BFS) strong growth in cash earnings with lending growing 17%. The result benefited from the continued investment in front-line staff and the opening of 14 new business banking centres.

•                  Westpac Institutional Bank (WIB) delivered a very sound performance with revenue growth of 13%. This growth came despite the difficult operating environment across WIB’s businesses.

•                  BT Financial Group (BTFG) result was impacted by the steep falls in investment markets. Despite reporting solid inflows, overall Funds under Management and Funds under Administration were lower, investment markets delivered lower returns and general insurance claims were above expectations. In response to the more challenging environment, BTFG delivered flat cost growth in the second half.

•                  New Zealand achieved a solid result despite the significant deterioration in the economic environment.  A highlight of the result was strong revenue growth of 10%, with business lending growth of 15%.

SUMMARY AND OUTLOOK	Year End Profit Announcement 2008

Outlook

The global financial crisis has dominated events over the past financial year, significantly impacting banks globally through asset write downs, tighter funding and increased market volatility.  Through the year the crisis also began to significantly affect the global economy.

More recently, the actions of governments and regulators around the world have begun to restore confidence in the financial system and improved access to funding, although it is likely to be some time before debt markets operate more normally.

However, these initiatives are unlikely to avert a more severe and prolonged slowdown in global growth.  In Australia, growth is slowing although the fiscal stimulus announced earlier this month and the significant policy flexibility of the Australian regulators are expected to see GDP growth hold up at around 2% in calendar year 2009.

Given these conditions, lower loan growth in the year ahead is anticipated as consumers and businesses seek to strengthen their balance sheets in the tougher operating environment.  Impairment charges are also expected to continue to rise as unemployment moves modestly higher.  Market volatility is also likely to remain high as financial market uncertainty persists.

Mrs Kelly said: “Westpac has performed well through the global financial crisis with its proactive management of funding, conservative risk profile and healthy capital position.

“At the same time the implementation of our new strategy to significantly improve the customer experience and better support customers is underway.

“This strategy, and the strength of the franchise, have positioned the group well for the challenging year ahead,” Mrs Kelly concluded.